UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Snap Interactive, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83303W109

(CUSIP Number)

Jason Katz

c/o Snap Interactive, Inc.

320 West 37th Street, 13th Floor

New York, N.Y. 10018

212-594-5050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83303W109

1.	Names of Reporting Persons. Jason Katz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,159,094
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,812,797
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,159,094
12.

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

Excludes 7,044,250 shares of common stock held by the spouse of the reporting person (other than 692,871 shares that are currently being held in escrow pursuant to the Escrow Agreement described in Item 6 of this report, over which shares Mr. Katz holds sole voting power for so long as such shares are held in escrow). Mr. Katz disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Mr. Katz is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

13.	Percent of Class Represented by Amount in Row (11) 14.1%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated based on 52,017,826 shares of common stock outstanding on August 11, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 11, 2016, as adjusted to reflect the 183,001,583 shares that were issued in connection with the consummation of the merger of a wholly-owned subsidiary of the Issuer into A.V.M. Software, Inc. on October 7, 2016, as described in a Current Report on Form 8-K filed by the Issuer on October 11, 2016.

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SCHEDULE 13D

CUSIP No. 83303W109

1.	Names of Reporting Persons. Judy Katz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,351,379
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,044,250
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,044,250
12.

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

Excludes 16,812,797 shares of common stock directly held by the spouse of the reporting person, plus an additional 15,653,426 shares that are currently being held in escrow pursuant to the Escrow Agreement described in Item 6 of this report, over which shares the spouse of the reporting person holds sole voting power for so long as such shares are held in escrow. Ms. Katz disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Ms. Katz is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

13.	Percent of Class Represented by Amount in Row (11) 3.0%*
14.	Type of Reporting Person (See Instructions) IN

*

Percentage calculated based on 52,017,826 shares of common stock outstanding on August 11, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 11, 2016, as adjusted to reflect the 183,001,583 shares that were issued in connection with the consummation of the merger of a wholly-owned subsidiary of the Issuer into A.V.M. Software, Inc. on October 7, 2016, as described in a Current Report on Form 8-K filed by the Issuer on October 11, 2016.

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Item 1.	Security and Issuer

This filing relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Snap Interactive, Inc. (the “Issuer”), with principal executive offices at 320 W. 37th Street, 13th Floor, New York, N.Y. 10018.

Item 2.	Identity and Background

a) Name:

Jason Katz

Judy Katz

Jason Katz and Judy Katz are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b) Business Address:

c/o Snap Interactive, Inc.

320 West 37th Street, 13th Floor

New York, N.Y. 10018

(c) Principal Business and State of Incorporation:

Jason Katz is the founder and Chief Executive Officer of A.V.M. Software, Inc. (“AVM”). AVM became a wholly-owned subsidiary of the Issuer on October 7, 2016 as a result of the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, SAVM Acquisition Corporation (a wholly-owned subsidiary of the Issuer that was merged into AVM), AVM, and Jason Katz as the representative of the stockholders of AVM (the “Merger Agreement”, and the merger of SAVM Acquisition Corporation and AVM effected thereby, the “Merger”). In connection with the closing of the Merger, Mr. Katz became the Chairman of the Board of Directors, President and Chief Operating Officer of the Issuer. Judy Katz is the spouse of Jason Katz.

(d) Conviction in a Criminal Proceeding:

Each of the Reporting Persons has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Conviction in a Civil Proceeding:

Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired their interest in the securities described in Item 5 of this filing in connection with the consummation of the Merger pursuant to the Merger Agreement. On October 7, 2016, the Issuer consummated the Merger pursuant to the terms and conditions of the Merger Agreement. In connection with the Merger, the Reporting Persons received an aggregate of 23,857,047 shares of Common Stock based on the Reporting Persons’ ownership of common stock of AVM at the time of the Merger.

In addition, in connection with the Merger, an aggregate of 18,000,000 shares of Common Stock to be issued to the former stockholders of AVM pursuant to the Merger Agreement are being held in an escrow account in accordance with the Escrow Agreement described in Item 6 of this report to secure the indemnification obligations of the former stockholders of AVM under the Merger Agreement. Of such 18,000,000 shares, an aggregate of 15,653,426 are to be issued to former stockholders of AVM other than the reporting persons, and 692,871 are to be issued to Ms. Katz. For so long as such shares are held in escrow, the right to vote such shares shall be exercised solely by Jason Katz, in his capacity as the representative of the former stockholders of AVM.

Items 4 through 6 of this filing are hereby incorporated by reference into this Item 3.

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Item 4.	Purpose of Transaction

The Reporting Persons have acquired securities of the Issuer for investment purposes, except as otherwise stated herein. The Reporting Persons intend to review from time to time their investment in the Issuer and, depending on such review, may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, the Reporting Persons may determine to increase their investment or sell all or part of their investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

In connection with the consummation of the Merger, Mr. Katz entered into an employment agreement with the Issuer, pursuant to which he shall serve as the President and Chief Operating Officer of the Issuer. He also became the Chairman of the Board of Directors of the Issuer following the consummation of the Merger.

Item 5.	Interest in Securities of the Issuer

(a) Aggregate number and percentage of class beneficially owned:

Each of the Reporting Persons incorporates herein by reference its responses to (11) and (13) on the cover page of this Schedule 13D.

Percent of class:

Jason Katz – 14.1%

Judy Katz – 3.0%

*	Percentage calculated based on 52,017,826 shares of Common Stock outstanding on August 11, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 11, 2016, as adjusted to reflect the 183,001,583 shares that were issued upon the consummation of the Merger.

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

Jason Katz has the sole voting power over 33,159,094 shares, and Judy Katz has the sole voting power over 6,351,379 shares.

(ii) Shared power to vote or direct the vote:

The Reporting Persons each share voting power over -0- shares.

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(iii) Sole power to dispose or to direct the disposition of:

Jason Katz has sole power to dispose or to direct the disposition of 16,812,797 shares and Judy Katz has sole power to dispose or to direct the disposition of 7,044,250 shares.

(iv) Shared power to dispose or to direct the disposition of:

The Reporting Persons each have shared power to dispose or to direct the disposition of -0- shares.

(c) Transactions during the past 60 days.

Other than pursuant to the transactions described in Item 3, Item 4 and Item 6, which are incorporated herein by reference, the Reporting Persons have not acquired or disposed of any shares of Common Stock during the past 60 days.

(d) Right to dividends or proceeds of sale.

To the best of each of the Reporting Person’s knowledge as of the date hereof, such Reporting Person does not have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by such Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described at the end of this Item 6, please note the following descriptions are qualified in their entirety by the instruments included as exhibits to this statement.

Merger Agreement.

The description of the Merger Agreement in Item 3 is hereby incorporated by reference into this Item 6.

Escrow Agreement.

On October 7, 2016, the Issuer, Jason Katz, as representative of the former stockholders of AVM, and Corporate Stock Transfer, Inc. entered into an Escrow Agreement (the “Escrow Agreement”), which provides that an aggregate of 18,000,000 shares of Common Stock to be issued to the former stockholders of AVM shall be held in an escrow account until sixty (60) days after the date on which the Issuer files with the Securities and Exchange Commission its consolidated audited financial statements for the fiscal year ended December 31, 2016 for the satisfaction of any claims for indemnification brought by the Issuer for any damages suffered by the Issuer due to (i) any inaccuracy or breach of any representation or warranty made by AVM and (ii) the non-fulfillment or breach of any covenant or agreement by AVM, as well as certain other potential losses described more fully in the Merger Agreement. An aggregate of 2,346,574 shares of Common Stock to be issued to the Reporting Persons pursuant to the Merger Agreement are subject to the Escrow Agreement.

While the shares subject to the Escrow Agreement are held in escrow, the right to vote such shares shall be exercised solely by Jason Katz, in his capacity as the representative of the former stockholders of AVM.

Lock-Up Agreement

As required by the Merger Agreement, those persons who will serve as executive officers and/or directors of the Issuer following the consummation of the Merger entered into Lock-Up Agreements (the “Lock-Up Agreements”) pursuant to which they agreed that they shall not, without the prior approval of the Issuer, during the period commencing on the effective date of the Merger and ending one hundred and eighty (180) days thereafter (the “Lock-Up Period”), (1) offer, pledge, sell, contract to sell, grant, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of (or publicly announce an intention to offer, pledge, sell, contract to sell, grant, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of), directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, in each case, regardless of when such shares of Common Stock were issued to the undersigned (such shares being referred to herein as the “Locked-Up Shares”), or (2) enter into (or publicly announce an intention to enter into) any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Locked-Up Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Locked-Up Shares or such other securities, in cash or otherwise.

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Incorporation by Reference

The descriptions of the Merger Agreement, the Lock-Up Agreements and the Escrow Agreement are qualified in their entirety by reference to the instruments filed as exhibits to this filing, which are incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

The following agreements are included as exhibits to this filing:

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.2	Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, AVM, SAVM Acquisition Corporation, and Jason Katz, as representative of the stockholders of AVM. Previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2016, and incorporated herein by reference.

Exhibit 99.3	Form of Lock-Up Agreement (filed herewith).

Exhibit 99.4	Escrow Agreement, dated October 7, 2016, by and among the Issuer, Jason Katz, as representative of the former stockholders of AVM, and Corporate Stock Transfer, Inc. Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 11, 2016, and incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated: October 17, 2016	/s/ Jason Katz
Jason Katz

Dated: October 17, 2016	/s/ Judy Katz
Judy Katz

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EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.2	Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, AVM, SAVM Acquisition Corporation, and Jason Katz, as representative of the stockholders of AVM. Previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2016, and incorporated herein by reference.

Exhibit 99.3	Form of Lock-Up Agreement (filed herewith).

Exhibit 99.4	Escrow Agreement, dated October 7, 2016, by and among the Issuer, Jason Katz, as representative of the former stockholders of AVM, and Corporate Stock Transfer, Inc. Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 11, 2016, and incorporated herein by reference.

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